
05061993

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K


RECEIVED
JUL 22 2005
213
SECTION
PROCESSING

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______ to ______

Commission file number 1-5325

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Huffy Corporation Savings Plan
225 Byers Road
Miamisburg, Ohio 45342

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Huffy Corporation
225 Byers Road
Miamisburg, Ohio 45342


PROCESSED
JUL 29 2005
THOMSON
FINANCIAL

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Huffy Corporation Savings Plan
(Name of Plan)

DATE July 14, 2005



Steven D. Lipton
Huffy Corporation Savings Plan
Retirement Committee Member

** Pursuant to the General Instructions of Form 11-K, the Financial Statements and Schedules are being provided in a paper filing under cover of Form SE.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-44571) pertaining to Huffy Corporation Savings Plan of our report dated July 7, 2005 with respect to the financial statements and schedules of Huffy Corporation Savings Plan included in this Annual Report (Form 11-K) for the years ended December 31, 2004.

Clark, Schaefer, Hackett & Co.

July 7, 2005
Dayton, Ohio

HUFFY CORPORATION SAVINGS PLAN

Financial Statements and Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm)

HUFFY CORPORATION SAVINGS PLAN

Table of Contents

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Report of Independent Registered Public Accounting Firm

Corporate Benefits Advisory Committee
Huffy Corporation Savings Plan
Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of the Huffy Corporation Savings Plan (the "Plan"), as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's administrator. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Dayton, Ohio
July 7, 2005

HUFFY CORPORATION SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

		2004	2003
Assets:			
Investments, at fair value:			
Mutual funds	$	11,440,233	14,771,442
Securities of participating employer		—	440,370
Participant loans		185,364	239,483
Total investments		11,625,597	15,451,295
Receivables:			
Employer's contribution		—	1,491
Participants' contribution		9,830	5,895
Total receivables		9,830	7,386
Total assets		11,635,427	15,458,681
Liabilities:			
Accrued administrative expenses		11,000	12,618
Net assets available for benefits	$	11,624,427	15,446,063

See accompanying notes to audited financial statements.

HUFFY CORPORATION SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2004 and 2003

	2004	2003
Investment income:		
Net appreciation in fair value of investments	$ 632,532	2,417,338
Interest and dividends	303,978	161,231
Total investment income	936,510	2,578,569
Contributions:		
Employer	99,826	25,492
Participants	843,610	1,184,711
Total contributions	943,436	1,210,203
	1,879,946	3,788,772
Benefits paid to participants	5,696,770	949,423
Administrative expenses	4,812	9,335
	5,701,582	958,758
Net increase (decrease)	(3,821,636)	2,830,014
Net assets available for benefits:		
Beginning of year	15,446,063	12,616,049
End of year	$ 11,624,427	15,446,063

See accompanying notes to audited financial statements.

(1) Description of Plan

The following description of the Huffy Corporation Savings Plan, as amended and restated effective January 1, 1997 (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Huffy Corporation (the Company and Plan Sponsor). Salaried employees who have attained age 21 are eligible to participate in the Plan the first day of the month following employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company has a Trust Agreement with Reliance Trust Company regarding the operation and management of the trust fund. The plan participants are offered ten mutual fund investment options with varying degrees of risk. The 10 investment options available under the Plan are listed below:

- American EuroPacific Growth Fund – Funds are managed for capital growth, primarily through investment in securities of issuers domiciled outside the United States.
- MFS Fixed Fund – Funds are managed for capital preservation with a relatively predictable annual return through investment in guaranteed investment contracts.
- MFS Bond Fund – Funds are managed for a high level of current income and to protect shareholders' capital through investment in corporate and governmental debt securities.
- American Balanced Fund – Funds are managed for a balance of capital growth, current income and conservation of capital through investment in a well-diversified portfolio comprised of both stocks and bonds.
- Dreyfus Basic S&P 500 Stock Fund – Funds are invested in the Standard & Poor's 500, which emphasizes stocks of large U.S. companies.
- Massachusetts Investors Trust – Funds are managed for long-term capital growth and current income through investment in income-producing equity securities.
- PIMCO Total Return Fund – Funds seek total return consistent with preservation of capital.
- MFS Mid-Cap Growth Fund - Funds are managed for long-term capital growth through investment in common stocks of companies with medium market capitalization.
- Franklin Balance Sheet Fund - Funds seek total return through investment in equity securities judged to be undervalued.
- MFS Value Fund – Funds are managed for capital appreciation and income through investment securities exceeding the return of the Standard and Poor's 500.

(Continued)

(b) Contributions

A participant may contribute up to 50% of compensation (20% of compensation prior to July 1, 2003), not to exceed the limits established by the Internal Revenue Code of 1986 (the Code).

Effective March 1, 2004, the Plan was amended to reduce the Company's matching contribution to equal 16 2/3% of the first 6% of before tax compensation contributed by each participant. The Company also suspended cash contributions using the Company's common stock for the entire match. Prior to March 1, 2004, the Company's matching contribution was 33.3% of the first 6% of before tax compensation contributed by each participant, made 50% in cash and 50% in the Company's common stock.

Effective July 9, 2004, the Company's Board of Directors discontinued making employer contributions to the Plan in the form of common stock and removed all restrictions on redirecting the match provided for in the Company's common stock. The Plan also permits discretionary Company contributions, which if not allocated pursuant to the foregoing formula will be allocated in the proportion which each participant's contribution bears to all participants' contributions made since the most recent allocation. To date, no such discretionary contributions have been made under the Plan. Prior to July 9, 2004, participants were restricted from redirecting the match provided for in the Company's common stock until the earlier of the participant's tenth anniversary of service or age 50. As of August 23, 2004, all funds which were invested in Huffy Corporation common stock were transferred to the American Balanced Fund.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and net Plan earnings, and charged with an allocation of administrative expenses.

Investment income is reinvested in the same fund in which it was earned. Net Plan earnings are allocated to each participant's account, on a daily basis, based upon the earnings (or losses) of the particular fund or funds in which the participant's account is invested.

(d) Vesting

Participants are immediately vested in their contributions. Employer contributions vested over a five-year calendar period in increments of 20% per year. Participants may also become vested in employer contributions upon the attainment of age 65, death, disability or termination of the Plan.

(e) Benefit Payments

Benefits under the Plan are distributable upon death, disability, retirement, or termination of employment. Upon approval by the Plan administrator, participants may also make withdrawals of voluntary employee contributions.

(f) Loans

Participants may borrow up to 50% of their vested account balance. All loans bear interest at 1% over the prime rate on the effective date of the loan and the interest rate is fixed for the entire repayment period.

(Continued)

(g) Forfeitures

Forfeited nonvested accounts of participants who terminate employment are held in a fund within the MFS Fixed Fund and allocated at the Company's discretion. Forfeitures may be used to either reduce employer contributions or administrative expenses and trust fees. Any remaining forfeitures will be allocated to the participants' accounts in accordance with Plan provisions.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting assuming the Plan Sponsor will continue as a going concern. On October 20, 2004, Huffy Corporation and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Ohio, Western Division. The bankruptcy cases are being jointly administered under Case No. 04-39148. Huffy Corporation and its subsidiaries continue to operate their businesses and manage their properties as debtors in possession. The financial statements and supplemental schedule do not include any adjustments that might result from the outcome of this uncertainty.

(b) Investments

Participants' loans are recorded at the unpaid principal balances of the individual loans which approximate fair value. All other investments are recorded at fair value based on quoted market prices from published sources. Purchases and sales of investments are recorded on a trade-date basis.

(c) Administrative Expenses

Trustee fees and other administrative expenses are paid by the Plan.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

(3) Investments

Reliance Trust Company, as trustee, is responsible for the operation and management of the trust fund. Massachusetts Financial Services, Inc. (MFS) invests all contributions in the various investment fund options as directed by the individual participants.

(Continued)

At December 31, 2004 and 2003, the following investments were in excess of 5% of net assets available for benefits:

		December 31,	
		2004	2003
Mutual Funds:			
MFS Mid-Cap Growth Fund	$	2,009,416	2,573,760
American Balanced Fund		1,747,865	2,088,538
Franklin Balance Sheet Fund		1,646,881	2,059,271
Dreyfus Basic S&P 500 Index Fund		1,379,180	N/A
Massachusetts Investors Trust		1,180,015	1,585,909
MFS Fixed Fund		1,028,627	1,503,451
American EuroPacific Growth Fund		778,895	1,062,281
MFS Bond Fund		725,775	1,055,256
Barclays Global Investors S&P 500 Stock Fund		N/A	1,515,854

Effective 12/31/04, the Dreyfus Basic S&P 500 Index Fund added as an investment option and the Barclays Global Investors S&P 500 Stock Fund was removed as an investment option.

During 2004 and 2003, Plan investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

		Year ended December 31,	
		2004	2003
Securities of participating employer	$	(506,460)	(105,580)
Mutual funds		1,138,992	2,522,918
Net change in fair value	$	632,532	2,417,338

(Continued)

(4) Non-participant Directed Investments

Information about the assets and significant components of the changes in assets relating to the non-participant directed investments is as follows:

		2004	2003
Net assets:			
Mutual funds	$	60,540	40,294
Securities of participating employer		N/A	440,367
Changes in net assets:			
Net appreciation (depreciation)		(506,460)	(53,014)
Dividends		1,548	5,069
Participants' contributions		12,507	23,518
Employer's contribution		69,247	102,296
Benefits paid		(1,230)	(242,667)
Interfund transfers		4,519	(106,031)
Fees paid		(252)	(700)

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, all remaining net assets will be distributed to participants.

(6) Federal Income Taxes

The IRS issued its latest determination letter on September 4, 2003, which stated that the Plan and its underlying trust qualified under the applicable provisions of the Code, and therefore were exempt from Federal income taxes. The Plan has been amended since receiving its determination letter. In the opinion of the Plan administrator, the Plan is currently being operated within the terms of the Plan, and in the opinion of the Plan's ERISA counsel, the Plan is designed and remains qualified under the applicable provisions of the Code. The Plan has completed the required compliance testing under the Internal Revenue Code and was found to be in compliance.

(7) Plan Amendments

The following plan amendments that affected the Plan were made during 2004. Effective March 1, 2004, the Plan Sponsor's Board of Directors elected to change the Allocation Date to mean the last day of the Plan Year, or any such date designated by the Plan Administrator. Effective January 1, 2004 the Plan was amended such that a Highly Compensated Employee was limited to deferrals of 6% of compensation, or a lesser amount so as to avoid the violation by the Plan of any applicable requirement of the Code or ERISA.

(8) Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

HUFFY CORPORATION SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment		Fair value
Mutual funds:			
* MFS Mid-Cap Growth Fund	224,767 units of fund	$	2,009,416
* MFS Fixed Fund	1,028,627 units of fund		1,028,627
American Balanced Fund	97,104 units of fund		1,747,865
* Massachusetts Investors Trust	68,367 units of fund		1,180,015
Franklin Balance Sheet	28,268 units of fund		1,646,881
* MFS Bond Fund	55,150 units of fund		725,775
Dreyfus Basic S&P 500 Index Fund	54,860 units of fund		1,379,180
American EuroPacific Growth Fund	21,861 units of fund		778,895
PIMCO Total Return Fund	41,979 units of fund		447,914
* MFS Value Fund	21,033 units of fund		486,706
Conservative Portfolio Option	744 units of fund		8,959
Total mutual funds			11,440,233
Participant loans:			
* Various plan participants	(interest rates from 5.25% to 10.5%)		185,364
		$	11,625,597

* Denotes party-in-interest